                                File No. 69-284


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM U-3A-2


                Statement by Holding Company Claiming Exemption
                 Under Rule U-3A-2 from the Provisions of the
                  Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                    HAWAIIAN ELECTRIC INDUSTRIES, INC. and
                        HAWAIIAN ELECTRIC COMPANY, INC.

each hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA), and submits the following information:

          1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          Hawaiian Electric Industries, Inc., hereinafter referred to as "HEI," was incorporated under the laws of the State of Hawaii on July 20, 1981, for the purpose of becoming the holding company of Hawaiian Electric Company, Inc.
(HECO) and its subsidiaries. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. The restructuring became effective on July 1, 1983. HEI is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of HECO, HEI Investment Corp. (HEIIC), Malama Pacific Corp. (MPC), Hawaiian Tug & Barge Corp.
(HTB), HEI Diversified, Inc. (HEIDI), Pacific Energy Conservation Services, Inc.
(PECS) and HEI Power Corp. (HEIPC). HECO is the parent company of Hawaii Electric Light Company, Inc. (HELCO) and Maui Electric Company, Limited (MECO). MPC is the parent company of Malama Property

Investment Corp. (MPIC), Malama Waterfront Corp. (MWC), Malama Development Corp.
(MDC), Malama Realty Corp. (MRC), Malama Elua Corp. (MElC), Malama Hoaloha Corp.
(MHC), TMG Service Corp. (TMG) and Malama Mohala Corp. (MMoC). HTB is the parent company of Young Brothers, Limited (YB). HEIDI is the parent company of American Savings Bank, F.S.B. (ASB), which is the parent company of American Savings Investment Services Corp. (ASISC), AdCommunications, Inc., American Savings Mortgage Co., Inc. and ASB Service Corporation. HEIPC is the parent company of HEI Power Corp. Guam (HPG) and HEI Power Corp. International, which is the parent company of HEIPC Philippine Development, LLC, HEIPC Philippine Ventures, HEIPC Lake Mainit Power, LLC, HEIPC Cambodia Ventures, HEIPC Phnom Penh Power (General), LLC and HEIPC Phnom Penh Power (Limited), LLC.

          HECO was incorporated under the laws of the Kingdom of Hawaii on October 13, 1891, under the name of The Hawaiian Electric Company, Limited. Its name was changed to Hawaiian Electric Company, Inc., on March 16, 1964. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Oahu, State of Hawaii. HELCO was incorporated under the laws of the Republic of Hawaii on December 5, 1894. Its principal executive office is located at 1200 Kilauea Avenue, Hilo, Hawaii 96720. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Hawaii, State of Hawaii. MECO was incorporated under the laws of the Territory of Hawaii on April 28, 1921, and purchased the franchise and certain assets of Island Electric Company, Limited, which had been organized in 1911. Its principal executive office is located at 210 Kamehameha Avenue, Kahului, Maui, Hawaii 96732. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the islands of Maui, Lanai and Molokai, all located in the State of Hawaii.

          HEIIC was incorporated under the laws of the State of Hawaii on May 25, 1984. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility company organized primarily to invest in corporate securities and other long-term investments. HEIIC holds investments primarily in leveraged leases.

          On December 30, 1985, HEIIC acquired, as part of its investment portfolio, a 15.1899% undivided interest (the "Undivided Interest") in Plant Robert W. Scherer Unit No. 2, an 818 -megawatt (MW) coal-fired generating unit located in Monroe County, Georgia ("Unit No. 2") in a sale and leaseback transaction (the "Transaction") with Oglethorpe Power Corporation (An Electric Membership Generation and Transmission Corporation). The Transaction is described in Amendment No. 1 (filed December 30, 1985) to the 1984 Form U-3A-2 filed by HEI and HECO and is the subject of letters (dated December 16 and 24, 1985), from Mudge Rose Guthrie Alexander and Ferdon to the Commission, to which a reply was sent by Mr. Lewis B. Reich, Special Counsel (Reference No. 85-1216E-
OPUR). The undersigned takes the position that the passive nature of the ownership by HEIIC which results from its participation in the Transaction is exactly comparable to the form of ownership which would qualify under Rule 7(d)(1) under PUHCA. Accordingly, although the information contained in the aforesaid Amendment No. 1 was submitted, the undersigned and HEIIC reserve all rights to claim (and do hereby claim) that by virtue of HEIIC's participation in the Transaction, HEIIC has not acquired "ownership" of facilities used for the generation, transmission or distribution of electric energy for sale so as to result in HEIIC's becoming an "electric utility company" as defined in Section 2(a)(3) of the Act.

          MPC was incorporated on December 5, 1985, MPIC and MWC were incorporated on December 30, 1988, MDC was incorporated on December 15, 1989, and MRC, MElC, MHC, TMG and MMoC were incorporated on August 21, 1990, all under the laws of the State of Hawaii, with principal executive offices located at 915 Fort Street Mall, Honolulu, Hawaii 96813. MPC and its subsidiaries are nonutility companies organized to invest in and develop real estate.

          Dillingham Tug & Barge Corporation was incorporated under the laws of the State of Hawaii on March 16, 1972, and its name was changed to Hawaiian Tug & Barge Corp. on October 1, 1986 when HTB was acquired by HEI from Dillingham Corporation. Its principal executive office is located at 705 N. Nimitz Highway, Honolulu, Hawaii 96817. It is a nonutility company organized to provide charter towing and harbor-assist services primarily within the State of Hawaii.

          YB was incorporated under the laws of the State of Hawaii on January 7, 1960. Its principal executive office is located at 705 N. Nimitz Highway, Honolulu, Hawaii 96817. It is a regulated company organized to transport cargo within the State of Hawaii and operates as the major authorized common carrier under the Hawaii Water Carrier Act.

          HEIDI was incorporated under the laws of the State of Hawaii on January 6, 1988. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of ASB. ASB was chartered by the Federal Home Loan Bank on January 23, 1987, and is qualified to do business in the State of Hawaii. Its wholly owned subsidiaries were incorporated under the laws of the State of Hawaii. The principal executive offices of ASB and its subsidiaries are located at 915 Fort Street Mall, Honolulu, Hawaii 96813. ASB and its subsidiaries are nonutility companies providing financial and related services. ASB was acquired on May 26, 1988. ASB's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make residential and other real estate-related loans which enable borrowers to purchase, refinance, construct or improve real estate; to invest in loans secured by real estate and in mortgage-backed and other securities; and to make various types of commercial and consumer loans. ASB Service Corporation is a state-chartered corporation which holds real estate for use by ASB employees; American Savings Mortgage Co., Inc. is a mortgage brokerage company; AdCommunications, Inc. is an advertising agency; and ASISC markets insurance products.

          PECS was incorporated under the laws of the State of Hawaii on August 12, 1994. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. PECS was formed as a nonutility service company to promote energy conservation in Hawaii and the Pacific Basin, but had no operations until December 1996. PECS is currently a contract services company providing limited services to an affiliate.

          HEIPC was incorporated under the laws of the State of Hawaii on March 24, 1995. Its principal executive office is located at 220 South King Street, Honolulu, Hawaii 96813. It is a nonutility company formed to pursue independent power projects and energy services projects in Asia and the Pacific. HEIPC will directly or indirectly own or operate overseas projects through interests it acquires in utility facilities or utility companies operating in foreign countries. In September 1996, HEIPC's subsidiary, HPG, entered into an energy conversion agreement with the Guam Power Authority, pursuant to which HPG will rehabilitate, operate and maintain for approximately 20 years two oil-fired 26.5-MW steam turbine generators at Tanguisson, Guam. HEIPC's other direct and indirect subsidiaries have been formed for the purposes of owning, acquiring an interest in or operating utility facilities or utility companies in foreign countries, but have not yet acquired any such interest.

          Until December 23, 1996, HEI owned the stock of Lalamilo Ventures, Inc. (LVI), which was incorporated under the laws of the State of Hawaii under the name Lalamilo Ventures (Hawaii), Inc. on May 7, 1987. Its name was changed to Lalamilo Ventures, Inc. on July 22, 1987. LVI was a utility company under PUHCA, but was not a utility under Hawaii State law, and was organized to own and operate alternate energy facilities within the State of Hawaii. On December 23, 1996, LVI was merged with and into HELCO, with HELCO being the surviving corporation.

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          HEI is a nonutility holding company which currently conducts no business and owns no material operating assets other than the common stock of HECO, HEIIC, MPC, HTB, HEIDI, PECS and HEIPC. Currently, the consolidated revenues of HEI are derived primarily from electric service, savings bank, maritime freight transportation and real estate operations and investments.

          HECO owns and operates three electric generating plants located on the island of Oahu, with an aggregate generating capability of 1,263 megawatts as of December 31, 1996. HECO's power purchase agreements with Kalaeloa Partners, L.P. and AES Barbers Point, Inc. each provide for an additional 180 megawatts of firm generating capability as of December 31, 1996. HECO's power purchase agreement with Honolulu Resource Recovery Venture provides for an additional 46 megawatts of firm generating capability as of December 31, 1996.

          HELCO owns and operates electric generating equipment with an aggregate generating capability of approximately 157 megawatts as of December 31, 1996. Its five power plants are located on the island of Hawaii. As of December 31, 1996, HELCO had a power purchase agreement with Puna Geothermal Ventures providing for an additional 30 megawatts of firm generating capability and a power purchase agreement with Hilo Coast Processing Company (HCPC) providing for an additional 22 megawatts of firm generating capability. On December 23, 1996, LVI merged into HELCO and HELCO currently owns and operates the former LVI windfarm on the island of Hawaii. The windfarm at Waikoloa consists of 90 operating wind machines with a total operating capacity of 1.8 megawatts as of December 31, 1996.

          MECO owns and operates electric generating equipment located on the islands of Maui, Lanai and Molokai, with an aggregate generating capability of approximately 231 megawatts as of December 31, 1996. A power purchase agreement between MECO and a sugar company provided for an additional 16 megawatts of firm generating capability as of December 31, 1996.

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

In 1996, HEI sold no kilowatthours of electric energy, HECO sold at retail 7,091,147,130 kwh. of electric energy, HELCO sold at retail 875,746,565 kwh. of electric energy, and MECO sold at retail 1,024,330,861 kwh. of electric energy. Prior to December 23, 1996, LVI sold 6,679,200 kwh. of electric energy, of which 789,600 kwh. was sold at wholesale to HELCO at rates approved by the PUC and 5,889,600 kwh. was sold at a discounted rate to the Hawaii County Department of Water Supply, LVI's sole customer other than HELCO.

          (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              None.

          (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

              None.

          (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              None.

           4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          HPG was incorporated under the laws of the State of Hawaii on August 13, 1996. Its principal executive offices are located at Tanguisson power plant, NCS Dededo, Guam 96921 and 220 South King Street, Honolulu, Hawaii 96813. It is a foreign utility company organized primarily to assume operational control of Guam Power Authority's (GPA) Tanguisson power plant. In September 1996, HPG entered into an energy conversion agreement with the GPA, pursuant to which HPG will rehabilitate, operate and maintain for approximately 20 years two oil-fired 26.5-MW steam turbine generators at Tanguisson, Guam. On October 30, 1996, HEI filed with the SEC a "Notification of Foreign Utility Company Status" on Form U-57, stating that HPG will assume operational control of the Tanguisson facility by November 24, 1996. On November 11, 1996, HPG assumed operational control of the Tanguisson facility. Other than the Tanguisson power plant, HPG neither owns nor operates any other facilities used for the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

          HEIPC owns all of the issued and outstanding shares of common stock of HPG. HEI owns all of the issued and outstanding shares of common stock of HEIPC.


          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          As of December 31, 1996, HEI had invested, directly or indirectly (in addition to retained earnings), $168,000 of capital in HPG. Also as of December 31, 1996, there were short-term intercompany borrowings by HPG from HEIPC of $100,000 and no other borrowings. As of December 31, 1996, HEI has not directly or indirectly guaranteed the securities of HPG.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          As of December 31, 1996, HPG's capitalization (i.e., common stock equity) was $230,000. For the year ended December 31, 1996, HPG's net income was $62,000.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              None.

                                   EXHIBIT A


          Unaudited consolidating statements of income and retained earnings of Hawaiian Electric Industries, Inc. and its subsidiary companies for the calendar year 1996, together with an unaudited consolidating balance sheet of Hawaiian Electric Industries, Inc. and its subsidiary companies as of December 31, 1996, is attached hereto as Exhibit A.

          Unaudited consolidating income and retained earnings information for the calendar year 1996 for Hawaiian Electric Company, Inc. and its subsidiary companies, for HEI Diversified, Inc. and its subsidiary company, for American Savings Bank, F.S.B. and its subsidiary companies, for Hawaiian Tug & Barge Corp. and its subsidiary company, for Malama Pacific Corp. and its subsidiary companies, for HEI Power Corp. and its subsidiary companies and for HEI Power Corp. International and its subsidiary companies, together with unaudited consolidating balance sheet information for said companies and their respective subsidiaries as of December 31, 1996, are attached hereto as Exhibits A-1 through A-7.


                                   EXHIBIT B


          The unaudited financial data schedules for HEI and its subsidiaries and for HECO and its subsidiaries are attached hereto as Exhibit B.


                                   EXHIBIT C


          Not applicable.

          Each of the above-named claimants has caused this statement to be duly executed on its behalf by its duly authorized officers on this twenty-fifth day of February 1997.

                                      HAWAIIAN ELECTRIC INDUSTRIES, INC.
                                      Claimant


                                      By /s/ Robert F. Clarke
                                        --------------------------------
                                      Robert F. Clarke
                                      President and
ATTEST:                               Chief Executive Officer


/s/ Betty Ann M. Splinter             By /s/ Robert F. Mougeot
-----------------------------           --------------------------------
Betty Ann M. Splinter                 Robert F. Mougeot
Secretary                             Financial Vice President and
                                      Chief Financial Officer


                                      HAWAIIAN ELECTRIC COMPANY, INC.
                                      Claimant

                                      By /s/ T. Michael May
                                        --------------------------------
                                      T. Michael May
ATTEST:                               President and
                                      Chief Executive Officer


/s/ Molly M. Egged                    By /s/ Jackie M. Erickson
----------------------------            --------------------------------
Molly M. Egged                        Jackie M. Erickson
Secretary                             Vice President - General Counsel
                                      and Government Relations


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                              Peter C. Lewis
                              Vice President-Administration
                              Hawaiian Electric Industries, Inc.
                              P. O. Box 730
                              Honolulu, Hawaii  96808-0730

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Balance Sheet (Page 1 of 2)                            Page 1 of 5
December 31, 1996
(Unaudited)
(in thousands)

                                                            Hawaiian                                           Hawaiian
                                        Hawaiian              Tug &                            Malama          Electric
                                        Electric              Barge              HEI          Pacific          Company,
                                       Industries,          Corp. and         Investment     Corp. and         Inc. and
ASSETS                                    Inc.              subsidiary          Corp.       subsidiaries     subsidiaries
------                              --------------------------------------------------------------------------------------
Cash and equivalents                   $    1,161               776                --             304        $      823
Notes receivable from
   affiliated companies                    40,455                --                --              --                --
Accounts receivable and
   unbilled revenues, net                   2,135             5,829                --              92           124,483
Inventories, at average cost                   --             1,313                --              --            47,432
Real estate developments                       --                --                --          33,210                --
Investment and mortgage-backed
   securities                                  --                --                --              --                --
Other investments                             810                 6            59,761          12,032                --
Loans receivable, net                          --                --                --              --                --
Property, plant and equipment, net          3,177            45,724                --              47         1,845,502
Regulatory assets                              --             2,424                --              --            98,380
Other                                       2,933             2,649                --           6,892            48,926
Goodwill and other intangibles                 --                --                --              --                --
Investment in wholly owned
   subsidiaries, at equity              1,021,115                --                --              --                --
                                       ----------            ------            ------          ------        ----------
                                       $1,071,786            58,721            59,761          52,577        $2,165,546
                                       ==========            ======            ======          ======        ==========
LIABILITIES AND
STOCKHOLDERS' EQUITY
--------------------
LIABILITIES
Accounts payable                       $    7,231             2,343                22           1,020        $   78,496
Deposit liabilities                            --                --                --              --                --
Short-term borrowings                      87,600             4,300                --          27,631           125,920
Securities sold under agreements
   to repurchase                               --                --                --              --                --
Advances from
   Federal Home Loan Bank                      --                --                --              --                --
Long-term debt                            191,500            15,400                --           7,954           602,226
Deferred income taxes                       3,055             6,035            43,702             221           119,613
Unamortized tax credits                        30             1,192                --              --            47,634
Contributions in aid of construction           --                --                --              --           197,805
Other                                       9,518             8,359               999             387           155,293
                                       ----------            ------            ------          ------        ----------
                                          298,934            37,629            44,723          37,213         1,326,987
                                       ----------            ------            ------          ------        ----------

PREFERRED STOCK OF ELECTRIC
   UTILITY SUBSIDIARIES
      Subject to mandatory
          redemption                           --                --                --              --            38,955
      Not subject to
          mandatory redemption                 --                --                --              --            48,293
                                       ----------            ------            ------          ------        ----------
                                               --                --                --              --            87,248
                                       ----------            ------            ------          ------        ----------

STOCKHOLDERS' EQUITY
Preferred stock                                --                --                --              --                --
Common stock                              622,945            13,229            22,166          29,975           383,541
Retained earnings (deficit)               149,907             7,863            (7,128)        (14,611)          367,770
                                       ----------            ------            ------          ------        ----------

                                          772,852            21,092            15,038          15,364           751,311
                                       ----------            ------            ------          ------        ----------
                                       $1,071,786            58,721            59,761          52,577        $2,165,546
                                       ==========            ======            ======          ======        ==========
Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Balance Sheet  (Page 2 of 2)                           Page 2 of 5
December 31, 1996
(Unaudited)
(in thousands)
(Continued)

                                                                        HEI            Reclassifi-
                                      HEI            Pacific           Power             cations
                                 Diversified,         Energy           Corp.               and
                                   Inc. and        Conservation         and            Eliminations
ASSETS                            subsidiary      Services, Inc.    subsidiaries        Dr. (Cr.)         Consolidated
------                          ---------------------------------------------------------------------------------------
Cash and equivalents                $   93,905          101             347                    --           $   97,417
Notes receivable from
   affiliated companies                     --           --              --               (40,455)                  --
Accounts receivable and
   unbilled revenues, net               23,635           23             615                (5,954)             150,858
Inventories, at average cost                --           --              --                    --               48,745
Real estate developments                    --           --              --                    --               33,210
Investment and mortgage-backed
   securities                        1,377,591           --              --                    --            1,377,591
Other investments                           --           --              --                    --               72,609
Loans receivable, net                2,002,028           --              --                    --            2,002,028
Property, plant and                     47,045           --             272                    --            1,941,767
 equipment, net
Regulatory assets                           --           --              --                    --              100,804
Other                                   12,350           --              26                    --               73,776
Goodwill and other                      37,035           --              --                    --               37,035
 intangibles
Investment in wholly owned
   subsidiaries, at equity                  --           --              --            (1,021,115)                  --
                                    ----------         ----          ------           -----------           ----------
                                    $3,593,589          124           1,260            (1,067,524)          $5,935,840
                                    ==========         ====          ======           ===========           ==========

LIABILITIES AND
STOCKHOLDERS' EQUITY
--------------------
LIABILITIES
Accounts payable                    $   24,687           --              51                 5,954           $  107,896
Deposit liabilities                  2,150,370           --              --                    --            2,150,370
Short-term borrowings                       --           --           4,547                33,455              216,543
Securities sold under agreements
   to repurchase                       479,742           --              --                    --              479,742
Advances from
   Federal Home Loan Bank              684,274           --              --                    --              684,274
Long-term debt                              --           --              --                 7,000              810,080
Deferred income taxes                   13,012           --             (29)                   --              185,609
Unamortized tax credits                      1           --              --                    --               48,857
Contributions in aid of
   construction                             --           --              --                    --              197,805
Other                                   19,349           32             627                    --              194,564
                                    ----------         ----          ------           -----------           ----------
                                     3,371,435           32           5,196                46,409            5,075,740
                                    ----------         ----          ------           -----------           ----------

PREFERRED STOCK OF ELECTRIC
   UTILITY SUBSIDIARIES
      Subject to mandatory
         redemption                         --           --              --                    --               38,955
      Not subject to
         mandatory redemption               --           --              --                    --               48,293
                                    ----------         ----          ------           -----------           ----------
                                            --           --              --                    --               87,248
                                    ----------         ----          ------           -----------           ----------

STOCKHOLDERS' EQUITY
Preferred stock                             --           --              --                    --                   --
Common stock                           166,169          220             500               615,800              622,945
Retained earnings (deficit)             55,985         (128)         (4,436)              405,315              149,907
                                    ----------         ----          ------           -----------           ----------
                                       222,154           92          (3,936)            1,021,115              772,852
                                    ----------         ----          ------           -----------           ----------
                                    $3,593,589          124           1,260             1,067,524           $5,935,840
                                    ==========         ====          ======           ===========           ==========

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income  (Page 1 of 2)                     Page 3 of 5
Year ended December 31, 1996
(Unaudited)
(in thousands)


                                                                                                            Hawaiian
                                       Hawaiian          Hawaiian                            Malama         Electric
                                       Electric         Tug & Barge           HEI           Pacific         Company,
                                      Industries,        Corp. and         Investment      Corp. and        Inc. and
                                         Inc.           subsidiary           Corp.        subsidiaries    subsidiaries
                                      --------------------------------------------------------------------------------
REVENUES
Electric utility                      $     --                 --              --                --        $1,080,868
Savings bank                                --                 --              --                --                --
Other                                    2,731             48,748             453             8,437                --
Equity in net income of subsidiaries    93,488                 --              --                --                --
                                      --------          ---------           -----          ---------       ----------
                                        96,219             48,748             453             8,437         1,080,868
                                      --------          ---------           -----          ---------       ----------
EXPENSES
Electric utility                            --                 --              --                --           907,255
Savings bank                                --                 --              --                --                --
   FDIC special assessment                  --                 --              --                --                --
Other                                    9,615             45,729             332            10,208                --
                                      --------          ---------           -----          ---------       ----------
                                         9,615             45,729             332            10,208           907,255
                                      --------          ---------           -----          ---------       ----------

OPERATING INCOME (LOSS)
Electric utility                            --                 --              --                --           173,613
Savings bank                                --                 --              --                --                --
Other                                   86,604              3,019             121            (1,771)               --
                                      --------          ---------           -----          ---------       ----------
                                        86,604              3,019             121            (1,771)          173,613
                                      --------          ---------           -----          ---------       ----------
Interest expense-electric
   utility and other                   (18,103)            (1,396)             (6)           (1,326)          (47,451)
Allowance for borrowed funds
  used during construction                  --                 --              --                --             5,862
Preferred stock dividends of electric
   utility subsidiaries                     --                 --              --                --            (2,664)
Allowance for equity funds used
   during construction                      --                 --              --                --            11,741
                                      --------          ---------           -----          ---------       ----------

INCOME (LOSS) BEFORE INCOME TAXES
   AND PREFERRED STOCK DIVIDENDS
   OF HECO                              68,501              1,623             115            (3,097)          141,101
Income tax expense (benefit)           (10,157)               802              56                 6            55,888
                                      --------          ---------           -----          ---------       ----------
INCOME (LOSS) BEFORE PREFERRED STOCK
   DIVIDENDS OF HECO                    78,658                821              59            (3,103)           85,213
Preferred stock dividends of HECO           --                 --              --                --             3,865
                                      --------          ---------           -----          ---------       ----------

NET INCOME (LOSS)                     $ 78,658                821              59            (3,103)       $   81,348
                                      ========          =========           =====          ========        ==========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income  (Page 2 of 2)                     Page 4 of 5
Year ended December 31, 1996
(Unaudited)
(in thousands)

(Continued)

                                                                                    HEI           Reclassifi-
                                                HEI              Pacific           Power            cations
                                            Diversified,          Energy           Corp.              and
                                              Inc. and         Conservation         and          Eliminations
                                             subsidiary       Services, Inc.    subsidiaries       Dr. (Cr.)       Consolidated
                                          ----------------    --------------    ------------    ---------------    ------------

REVENUES
Electric utility                              $      --                    --              --                 --     $1,080,868
Savings bank                                    271,402                    --              --                 --        271,402
Other                                               498                    --             349              2,914         58,302
Equity in net income of subsidiaries                 --                    --              --             93,488             --
                                              ---------        --------------    ------------    ---------------     ----------
                                                271,900                    --             349             96,402      1,410,572
                                              ---------        --------------    ------------    ---------------     ----------

EXPENSES
Electric utility                                     --                    --              --                 --        907,255
Savings bank                                    231,346                    --              --                 --        231,346
   FDIC special assessment                       13,835                    --              --                 --         13,835
Other                                             1,401                    12           2,900               (307)        69,890
                                              ---------        --------------    ------------    ---------------     ----------
                                                246,582                    12           2,900               (307)     1,222,326
                                              ---------        --------------    ------------    ---------------     ----------

OPERATING INCOME (LOSS)
Electric utility                                     --                    --              --                 --        173,613
Savings bank                                     26,221                    --              --                 --         26,221
Other                                              (903)                  (12)         (2,551)            96,095        (11,588)
                                              ---------        --------------    ------------    ---------------     ----------
                                                 25,318                   (12)         (2,551)            96,095        188,246
                                              ---------        --------------    ------------    ---------------     ----------

Interest expense-electric utility
   and other                                         --                    --            (157)            (2,607)       (65,832)

Allowance for borrowed funds
  used during construction                           --                    --              --                 --          5,862
Preferred stock dividends of
   electric utility subsidiaries                     --                    --              --              3,865         (6,529)

Allowance for equity funds used
   during construction                               --                    --              --                 --         11,741
                                              ---------        --------------    ------------    ---------------     ----------

INCOME (LOSS) BEFORE INCOME TAXES AND
   PREFERRED STOCK DIVIDENDS OF HECO             25,318                   (12)         (2,708)            97,353        133,488
Income taxes                                      8,200                    --              35                 --         54,830
                                              ---------        --------------    ------------    ---------------     ----------


INCOME (LOSS) BEFORE
 PREFERRED STOCK
   DIVIDENDS OF HECO                             17,118                   (12)         (2,743)            97,353         78,658
Preferred stock dividends of
 HECO                                                --                    --              --             (3,865)            --
                                              ---------        --------------    ------------    ---------------     ----------

NET INCOME (LOSS)                             $  17,118                   (12)         (2,743)            93,488     $   78,658
                                              =========        ==============    ============    ===============     ==========

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Retained Earnings                         Page 5 of 5
Year ended December 31, 1996
(Unaudited)
(in thousands)

                                                                                                                         Hawaiian
                                                 Hawaiian              Hawaiian                          Malama          Electric
                                                 Electric             Tug & Barge           HEI          Pacific         Company,
                                                Industries,            Corp. and         Investment     Corp. and        Inc. and
                                                   Inc.               subsidiary           Corp.       subsidiaries    subsidiaries
                                              ---------------     -----------------      ----------    ------------    ------------
Retained earnings (deficit),
   beginning of year                              $144,216               7,088            (7,187)        (11,508)        $343,425

Net income (loss)                                   78,658                 821                59          (3,103)          81,348

Common stock dividends                             (72,967)                (46)               --              --          (57,003)
                                              ------------             -------           -------       ---------       ----------
Retained earnings (deficit), end of year          $149,907               7,863            (7,128)        (14,611)        $367,770
                                              ============             =======           =======       =========       ==========

Continued below.



HAWAIIAN ELECTRIC INDUSTRIES, INC.  AND SUBSIDIARIES
Consolidating Statement of  Retained Earnings
Year ended December 31, 1996
(Unaudited)
(in thousands)

(Continued)
                                                                                     HEI            Reclassifi-
                                               HEI                Pacific           Power             cations
                                           Diversified,            Energy           Corp.               and
                                            Inc. and            Conservation         and            Eliminations
                                           subsidiary          Services, Inc.    subsidiaries        Dr. (Cr.)         Consolidated
                                         ------------------------------------------------------------------------------------------
Retained earnings (deficit),
   beginning of year                          $ 49,790              (116)           (1,693)             379,799          $144,216

Net income (loss)                               17,118               (12)           (2,743)              93,488            78,658

Common stock dividends                         (10,923)               --                --              (67,972)          (72,967)
                                              --------            ------          --------             --------          --------
Retained earnings (deficit), end
 of year                                      $ 55,985              (128)           (4,436)             405,315          $149,907
                                              ========            ======          ========             ========          ========


HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1996
(Unaudited)
(in thousands)


                                                                       Hawaii               Reclassifi-
                                                          Hawaiian    Electric     Maui       cations
                                                          Electric     Light     Electric       and
                                                          Company,    Company,   Company,   Eliminations
ASSETS                                                      Inc.        Inc.     Limited     Dr. (Cr.)      Consolidated
----------------------------------------                -----------   --------   --------   ------------    ------------
Cash and equivalents                                     $        9        757         57             --      $      823
Notes receivable from
   affiliated companies                                      59,624         --         --        (59,624)             --
Accounts receivable and unbilled
   revenues, net                                             86,240     19,302     16,921          2,020         124,483
Inventories, at average cost                                 28,961      5,504     12,967             --          47,432
Property, plant and equipment, net                        1,138,916    359,370    347,216             --       1,845,502
Regulatory assets                                            71,721     15,063     11,596             --          98,380
Other                                                        23,680     16,813      8,433             --          48,926
Investment in wholly owned
   subsidiaries, at equity                                  290,785         --         --       (290,785)             --
                                                        -----------   --------   --------   ------------    ------------
                                                         $1,699,936    416,809    397,190       (348,389)     $2,165,546
                                                        ===========   ========   ========   ============    ============
LIABILITIES AND
STOCKHOLDER'S EQUITY
----------------------------------------
LIABILITIES
Accounts payable                                         $   49,702     12,522     15,336           (936)     $   78,496
Short-term borrowings                                       125,920     46,000     13,624         59,624         125,920
Long-term debt                                              368,437     95,610    138,179             --         602,226
Deferred income taxes                                       104,304      3,928     11,381             --         119,613
Unamortized tax credits                                      29,051      8,666      9,917             --          47,634
Contributions in aid of construction                        127,929     46,777     23,099             --         197,805
Other                                                        87,589     42,694     23,926         (1,084)        155,293
                                                        -----------   --------   --------   ------------    ------------
                                                            892,932    256,197    235,462         57,604       1,326,987
                                                        -----------   --------   --------   ------------    ------------
PREFERRED STOCK
Subject to mandatory redemption                              25,400      7,400      6,155             --          38,955
Not subject to mandatory
   redemption                                                30,293     10,000      8,000             --          48,293
                                                        -----------   --------   --------   ------------    ------------
                                                             55,693     17,400     14,155             --          87,248
                                                        -----------   --------   --------   ------------    ------------
STOCKHOLDER'S EQUITY
Common stock                                                383,541     91,432     88,776        180,208         383,541
Retained earnings                                           367,770     51,780     58,797        110,577         367,770
                                                        -----------   --------   --------   ------------    ------------
                                                            751,311    143,212    147,573        290,785         751,311
                                                        -----------   --------   --------   ------------    ------------
                                                         $1,699,936    416,809    397,190        348,389      $2,165,546
                                                        ===========   ========   ========   ============    ============

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1996
(Unaudited)
(in thousands)


                                                                      Hawaii                 Reclassifi-
                                                         Hawaiian    Electric      Maui        cations
                                                         Electric     Light      Electric        and
                                                         Company,    Company,    Company,    Eliminations
                                                           Inc.        Inc.      Limited      Dr. (Cr.)      Consolidated
                                                         ----------------------------------------------------------------
REVENUES
Electric utility                                         $780,442     156,955     148,021         4,550        $1,080,868
Equity in net income of subsidiaries                       29,417          --          --        29,417                --
                                                         --------     -------     -------        ------        ----------
                                                          809,859     156,955     148,021        33,967         1,080,868
                                                         --------     -------     -------        ------        ----------

EXPENSES                                                  661,739     126,922     118,594            --           907,255
                                                         --------     -------     -------        ------        ----------

OPERATING INCOME                                          148,120      30,033      29,427        33,967           173,613

Interest expense                                          (34,116)     (9,027)     (8,858)       (4,550)          (47,451)
Allowance for borrowed funds used during
   construction                                             2,325       1,748       1,789            --             5,862
Preferred stock dividends of electric
   utility subsidiaries                                        --          --          --         2,664            (2,664)
Allowance for equity funds used during
   construction                                             4,378       3,714       3,649            --            11,741
                                                         --------     -------     -------        ------        ----------
INCOME BEFORE INCOME TAX
   EXPENSE AND PREFERRED
   STOCK DIVIDENDS                                        120,707      26,468      26,007        32,081           141,101
Income taxes                                               35,494      10,292      10,102            --            55,888
                                                         --------     -------     -------        ------        ----------

INCOME BEFORE PREFERRED
   STOCK DIVIDENDS                                         85,213      16,176      15,905        32,081            85,213
Preferred stock dividends                                   3,865       1,503       1,161        (2,664)            3,865
                                                         --------     -------     -------        ------        ----------
NET INCOME                                               $ 81,348      14,673      14,744        29,417        $   81,348
                                                         ========     =======     =======        ======        ==========

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1996
(Unaudited)
(in thousands)

                                                                      Hawaii                 Reclassifi-
                                                         Hawaiian    Electric      Maui        cations
                                                         Electric     Light      Electric        and
                                                         Company,    Company,    Company,    Eliminations
                                                           Inc.        Inc.      Limited      Dr. (Cr.)      Consolidated
                                                         ----------------------------------------------------------------
Retained earnings, beginning of year                     $343,425      45,500      54,697       100,197      $343,425

Net income                                                 81,348      14,673      14,744        29,417        81,348
Common stock dividends                                    (57,003)     (8,393)    (10,644)      (19,037)      (57,003)
                                                         --------     -------     -------      --------      --------
Retained earnings, end of year                           $367,770      51,780      58,797       110,577      $367,770
                                                         ========     =======     =======      ========      ========

HEI DIVERSIFIED, INC. AND SUBSIDIARY                                 Exhibit A-2
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1996
(Unaudited)
(in thousands)

                                                                           American     Reclassifi-
                                                                           Savings        cations
                                                             HEI            Bank,           and
                                                         Diversified,     F.S.B. and    Eliminations
ASSETS                                                       Inc.        subsidiaries    Dr. (Cr.)      Consolidated
----------------------------------------                 ------------    ------------   ------------    ------------
Cash and equivalents                                         $     --          93,905           --        $   93,905
Accounts receivable and
  unbilled revenues, net                                        2,902          20,733           --            23,635
Investment and mortgage-backed
   securities                                                      --       1,377,591           --         1,377,591
Loans receivable, net                                              --       2,002,028           --         2,002,028
Property, plant and equipment, net                                 --          47,045           --            47,045
Other                                                              --          12,350           --            12,350
Goodwill and other intangibles                                     --          37,035           --            37,035
Investment in wholly owned
   subsidiary, at equity                                      222,050              --     (222,050)               --
                                                         ------------       ---------   ----------        ----------
                                                             $224,952       3,590,687     (222,050)       $3,593,589
                                                         ============       =========   ==========        ==========

LIABILITIES AND
STOCKHOLDER'S EQUITY
----------------------------------------
LIABILITIES
Accounts payable                                             $  1,272          23,415           --        $   24,687
Deposit liabilities                                                --       2,150,370           --         2,150,370
Securities sold under
   agreements to repurchase                                        --         479,742           --           479,742
Advances from Federal Home Loan Bank                               --         684,274           --           684,274
Deferred income taxes                                            (128)         13,140           --            13,012
Unamortized tax credits                                             1              --           --                 1
Other                                                           1,653          17,696           --            19,349
                                                         ------------       ---------   ----------        ----------
                                                                2,798       3,368,637           --         3,371,435
                                                         ------------       ---------   ----------        ----------

STOCKHOLDER'S EQUITY
Common stock                                                  166,169         151,827      151,827           166,169
Retained earnings                                              55,985          70,223       70,223            55,985
                                                         ------------       ---------   ----------        ----------
                                                              222,154         222,050      222,050           222,154
                                                         ------------       ---------   ----------        ----------
                                                             $224,952       3,590,687      222,050        $3,593,589
                                                         ============       =========   ==========        ==========

HEI DIVERSIFIED, INC. AND SUBSIDIARY                                 Exhibit A-2
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1996
(Unaudited)
(in thousands)


                                                                           American      Reclassifi-
                                                                           Savings         cations
                                                             HEI            Bank,            and
                                                         Diversified,     F.S.B. and     Eliminations
                                                             Inc.        subsidiaries     Dr. (Cr.)      Consolidated
                                                         ------------    ------------    ------------    ------------
REVENUES
Savings bank                                                  $    --         271,402              --        $271,402
Other                                                             498              --              --             498
Equity in net income of subsidiary                             14,968              --          14,968              --
                                                         ------------    ------------    ------------    ------------
                                                               15,466         271,402          14,968         271,900
                                                         ------------    ------------    ------------    ------------
EXPENSES
Savings bank                                                       --         231,346              --         231,346
   FDIC special assessment                                         --          13,835              --          13,835
Other                                                           1,401              --              --           1,401
                                                         ------------    ------------    ------------    ------------
                                                                1,401         245,181              --         246,582
                                                         ------------    ------------    ------------    ------------
OPERATING INCOME (LOSS)
Savings bank                                                       --          26,221              --          26,221
Other                                                          14,065              --          14,968            (903)
                                                         ------------    ------------    ------------    ------------
                                                               14,065          26,221          14,968          25,318
                                                         ------------    ------------    ------------    ------------

INCOME BEFORE INCOME TAX EXPENSE                               14,065          26,221          14,968          25,318
Income tax expense (benefit)                                   (3,053)         11,253              --           8,200
                                                         ------------    ------------    ------------    ------------

NET INCOME                                                    $17,118          14,968          14,968        $ 17,118
                                                         ============    ============    ============    ============

HEI DIVERSIFIED, INC. AND SUBSIDIARY
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1996
(Unaudited)
(in thousands)

                                                                             American      Reclassifi-
                                                                             Savings         cations
                                                               HEI            Bank,            and
                                                           Diversified,     F.S.B. and     Eliminations
                                                               Inc.        subsidiaries     Dr. (Cr.)      Consolidated
                                                           ------------    ------------    ------------    ------------
Retained earnings, beginning of year                         $ 49,790          65,178          65,178         $49,790

Net income                                                     17,118          14,968          14,968          17,118

Common stock dividends                                        (10,923)         (9,923)         (9,923)        (10,923)
                                                             --------         -------         -------        --------
Retained earnings, end of year                               $ 55,985          70,223          70,223         $55,985
                                                             ========         =======         =======        ========

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1996
(Unaudited)
(in thousands)

                                                                                                        Reclassifi-
                                                      American                              American      cations
                                        American      Savings                     AdCom-    Savings         and
                                        Savings      Investment       ASB          muni     Mortgage      Elimi-
                                         Bank,        Services      Service      cations,     Co.,        nations        Consoli-
ASSETS                                   F.S.B.        Corp.      Corporation      Inc.       Inc.       Dr. (Cr.)        dated
-----------------------------        ------------   ----------   ------------   ---------  ---------   ------------   -------------

Cash and equivalents                   $   93,905        1,393            47          18        238         (1,696)     $   93,905
Accounts receivable and
  unbilled revenues, net                   20,733           --            --          --         --             --          20,733
Investment and
  mortgage-backed securities            1,377,591           --            --          --         --             --       1,377,591
Loans receivable, net                   2,002,028           --            --          --         --             --       2,002,028
Property, plant and
  equipment, net                           46,940           37            43          --         25             --          47,045
Other                                      12,259           89            --         262          2           (262)         12,350
Goodwill and other
  intangibles                              37,025           10            --          --         --             --          37,035
Investment in wholly owned
   subsidiaries, at equity                  1,513           --            --          --         --         (1,513)             --
                                       ----------        -----          ----        ----      -----         ------      ----------
                                       $3,591,994        1,529            90         280        265         (3,471)     $3,590,687
                                       ==========        =====          ====        ====      =====         ======      ==========

LIABILITIES AND
STOCKHOLDER'S EQUITY
-----------------------------
LIABILITIES
Accounts payable                       $   23,415           --            --          --         --             --      $   23,415
Deposit liabilities                     2,152,066           --            --          --         --          1,696       2,150,370
Securities sold under
  agreements to repurchase                479,742           --            --          --         --             --         479,742
Advances from
  Federal Home Loan Bank                  684,274           --            --          --         --             --         684,274
Deferred income taxes                      13,140           --            --          --         --             --          13,140
Other                                      17,307          519            --          33         99            262          17,696
                                       ----------        -----          ----        ----      -----         ------      ----------
                                        3,369,944          519            --          33         99          1,958       3,368,637
                                       ----------        -----          ----        ----      -----         ------      ----------


STOCKHOLDER'S EQUITY
Common stock                              151,827           10           209          61        439            719         151,827
Retained earnings (deficit)                70,223        1,000          (119)        186       (273)           794          70,223
                                       ----------        -----          ----        ----      -----         ------      ----------
                                          222,050        1,010            90         247        166          1,513         222,050
                                       ----------        -----          ----        ----      -----         ------      ----------
                                       $3,591,994        1,529            90         280        265          3,471      $3,590,687
                                       ==========        =====          ====        ====      =====         ======      ==========

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1996
(Unaudited)
(in thousands)

                                                                                                           Reclassifi-
                                                        American                               American      cations
                                          American      Savings                      AdCom-    Savings         and
                                           Savings     Investment        ASB          muni     Mortgage      Elimi-
                                            Bank,       Services       Service      cations,     Co.,        nations      Consoli-
                                           F.S.B.        Corp.       Corporation      Inc.       Inc.       Dr. (Cr.)       dated
                                          -----------------------------------------------------------------------------------------
REVENUES
Savings bank                               $269,501         2,175          --       136          185            595     $271,402
Equity in net income
  of subsidiaries                               383            --          --        --           --            383           --
                                           --------         -----      ------      ----         ----           ----     --------

                                            269,884         2,175          --       136          185            978      271,402
                                           --------         -----      ------      ----         ----           ----     --------


EXPENSES
Savings Bank                                230,164         1,468          23        63          223           (595)     231,346
   FDIC special assessment                   13,835            --          --        --           --             --       13,835
                                           --------         -----      ------      ----         ----           ----     --------


                                            243,999         1,468          23        63          223           (595)     245,181
                                           --------         -----      ------      ----         ----           ----     --------


OPERATING INCOME (LOSS)                      25,885           707         (23)       73          (38)           383       26,221

Income taxes                                 10,917           304          --        32           --             --       11,253
                                           --------         -----      ------      ----         ----           ----     --------


NET INCOME (LOSS)                          $ 14,968           403         (23)       41          (38)           383     $ 14,968
                                           ========         =====      ======      ====         ====           ====     ========



AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES
Consolidating Schedule -  Retained Earnings Information
Year ended December 31, 1996
(Unaudited)
(in thousands)


                                                                                                           Reclassifi-
                                                        American                               American      cations
                                          American      Savings                      AdCom-    Savings         and
                                           Savings     Investment        ASB          muni     Mortgage      Elimi-
                                            Bank,       Services       Service      cations,     Co.,        nations      Consoli-
                                           F.S.B.        Corp.       Corporation      Inc.       Inc.       Dr. (Cr.)       dated
                                          -----------------------------------------------------------------------------------------
Retained earnings (deficit),
  beginning of year                        $ 65,178         1,307        (96)        145       (235)         1,121     $ 65,178

Net income (loss)                            14,968           403        (23)         41        (38)           383       14,968

Common stock dividends                       (9,923)         (710)        --          --         --           (710)      (9,923)
                                           --------         -----       ----        ----      -----           ----     --------

Retained earnings (deficit),
  end of year                              $ 70,223         1,000       (119)        186       (273)           794     $ 70,223
                                           ========         =====       ====        ====      =====           ====     ========



HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY                            Exhibit A-4
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1996
(Unaudited)
(in thousands)

                                                                                Reclassifi-
                                                         Hawaiian                 cations
                                                          Tug &       Young         and
                                                          Barge     Brothers,   Eliminations
ASSETS                                                    Corp.      Limited     Dr. (Cr.)      Consolidated
----------------------------------------                 --------   ---------   ------------    ------------
Cash and equivalents                                      $   761          15          --          $   776
Notes receivable from affiliated company                   10,180          --     (10,180)              --
Accounts receivable and unbilled revenues, net              1,254       5,012        (437)           5,829
Inventories, at average cost                                  160       1,153          --            1,313
Other investments                                               2           4          --                6
Property, plant and equipment, net                         10,416      35,308          --           45,724
Regulatory assets                                              --       2,424          --            2,424
Other                                                       1,883         766          --            2,649
Investment in wholly owned subsidiary, at equity           16,406          --     (16,406)              --
                                                         --------   ---------     -------        ---------
                                                          $41,062      44,682     (27,023)         $58,721
                                                         ========   =========     =======        =========

LIABILITIES AND
STOCKHOLDER'S EQUITY
----------------------------------------
LIABILITIES
Accounts payable                                          $   785       1,995         437          $ 2,343
Short-term borrowings                                         568       3,732          --            4,300
Long-term debt                                             15,400      10,180      10,180           15,400
Deferred income taxes                                       1,750       4,285          --            6,035
Unamortized tax credits                                       178       1,014          --            1,192
Other                                                       1,289       7,070          --            8,359
                                                         --------   ---------     -------        ---------
                                                           19,970      28,276      10,617           37,629
                                                         --------   ---------     -------        ---------
STOCKHOLDER'S EQUITY
Common stock                                               13,229       7,414       7,414           13,229
Retained earnings                                           7,863       8,992       8,992            7,863
                                                         --------   ---------     -------        ---------
                                                           21,092      16,406      16,406           21,092
                                                         --------   ---------     -------        ---------
                                                          $41,062      44,682      27,023          $58,721
                                                         ========   =========     =======        =========

HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY                            Exhibit A-4
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1996
(Unaudited)
(in thousands)


                                                                                  Reclassifi-
                                                         Hawaiian                   cations
                                                          Tug &        Young          and
                                                          Barge      Brothers,    Eliminations
                                                          Corp.       Limited      Dr. (Cr.)      Consolidated
                                                         --------    ---------    ------------    ------------
REVENUES
Other                                                     $ 8,766       43,639           3,657         $48,748
Equity in net income of subsidiary                            706           --             706              --
                                                          -------     --------         -------        --------
                                                            9,472       43,639           4,363          48,748
                                                          -------     --------         -------        --------

EXPENSES                                                    6,982       41,690          (2,943)         45,729
                                                          -------     --------         -------        --------


OPERATING INCOME                                            2,490        1,949           1,420           3,019

Interest expense -- electric utility
 and other                                                 (1,277)        (833)           (714)         (1,396)
                                                          -------     --------         -------        --------

INCOME BEFORE INCOME TAXES                                  1,213        1,116             706           1,623

Income taxes                                                  392          410              --             802
                                                          -------     --------         -------        --------

NET INCOME                                                $   821          706             706         $   821
                                                          =======     ========         =======        ========



HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1996
(Unaudited)
(in thousands)

                                                                   Reclassifi-
                                           Hawaiian                  cations
                                            Tug &        Young         and
                                            Barge      Brothers,   Eliminations
                                            Corp.       Limited     Dr. (Cr.)      Consolidated
                                           --------    ---------   ------------    ------------
Retained earnings, beginning of year         $7,088        8,286        8,286          $7,088

Net income                                      821          706          706             821

Common stock dividends                          (46)          --           --             (46)
                                             ------        -----        -----          ------
Retained earnings, end of year               $7,863        8,992        8,992          $7,863
                                             ======        =====        =====          ======


MALAMA PACIFIC CORP. AND SUBSIDIARIES                                Exhibit A-5
Consolidating Schedule - Balance Sheet Information  (Page 1 of 2)    Page 1 of 4
December 31, 1996
(Unaudited)
(in thousands)


                                                                                Malama
                                                                     Malama    Property    Malama
                                                          Malama     Water-    Invest-    Develop-    Malama
                                                         Pacific     front       ment       ment      Realty
ASSETS                                                    Corp.      Corp.      Corp.      Corp.      Corp.
----------------------------------------                ---------    ------    --------   --------    ------
Cash and equivalents                                     $     86        --          --        215       $--
Notes receivable from
   affiliated companies                                    58,142        --          --         --         5
Accounts receivable and unbilled
   revenues, net                                            1,782        --           1         58        --
Real estate developments                                     (367)       --          --     23,987        --
Other investments                                              --        --          --        (48)       --
Property, plant and equipment, net                             42        --          --          2        --
Other                                                           7        --          --      5,915        --
Investment in wholly owned
   subsidiaries, at equity                                (19,132)       --          --         --        --
                                                         --------     -----          --     ------    ------
                                                         $ 40,560        --           1     30,129        $5
                                                         ========     =====          ==     ======    ======

LIABILITIES AND
STOCKHOLDER'S EQUITY
---------------------------------------------
LIABILITIES
Accounts payable                                         $    163        --          --      1,077       $--
Short-term borrowings                                      24,614     1,482          --     23,799        --
Long-term debt                                                 --        --          --      7,954        --
Deferred income taxes                                         200        21          --         --        --
Other                                                         219        --          --         40         1
                                                         --------     -----          --     ------    ------
                                                           25,196     1,503          --     32,870         1
                                                         --------     -----          --     ------    ------


STOCKHOLDER'S EQUITY
Common stock                                               29,975       616           1      4,501         1
Retained earnings (deficit)                               (14,611)   (2,119)         --     (7,242)        3
                                                         --------     -----          --     ------    ------
                                                           15,364    (1,503)          1     (2,741)        4
                                                         --------     -----          --     ------    ------
                                                         $ 40,560        --           1     30,129        $5
                                                         ========     =====          ==     ======    ======

Continued on next page.

MALAMA PACIFIC CORP. AND SUBSIDIARIES                                Exhibit A-5
Consolidating Schedule - Balance Sheet Information  (Page 2 of 2)    Page 2 of 4
December 31, 1996
(Unaudited)
(in thousands)

(Continued)

                                                                                        Reclassifi-
                                                                                          cations
                                                         Malama      TMG     Malama         and
                                                          Elua     Service   Mohala     Eliminations
ASSETS                                                   Corp.      Corp.     Corp.      Dr. (Cr.)      Consolidated
----------------------------------------                -------    -------   -------    ------------    ------------
Cash and equivalents                                     $   --         --         3           --        $    304

Notes receivable from
   affiliated companies                                      --          2        --      (58,149)             --
Accounts receivable and unbilled
   revenues, net                                             --         --         9       (1,758)             92
Real estate developments                                     --         --     9,590           --          33,210
Other investments                                         1,254         --    10,826           --          12,032
Property, plant and equipment, net                           --         --         3           --              47
Other                                                                   --        45          925           6,892
Investment in wholly owned
   subsidiaries, at equity                                   --         --        --       19,132              --
                                                         ------        ---    ------      -------        --------
                                                         $1,254          2    20,476      (39,850)       $ 52,577
                                                         ======        ===    ======      =======        ========

LIABILITIES AND
STOCKHOLDER'S EQUITY
---------------------------------------
LIABILITIES
Accounts payable                                         $   --         --        55          275        $  1,020

Short-term borrowings                                     1,302         --    36,063       59,629          27,631
Long-term debt                                               --         --        --           --           7,954
Deferred income taxes                                        --         --        --           --             221
Other                                                        --         --       127           --             387
                                                         ------        ---    ------      -------        --------
                                                          1,302         --    36,245       59,904          37,213
                                                         ------        ---    ------      -------        --------

STOCKHOLDER'S EQUITY
Common stock                                                  1          2         1         5,123         29,975
Retained earnings (deficit)                                 (49)        --   (15,770)      (25,177)       (14,611)
                                                         ------        ---    ------       -------        -------
                                                            (48)         2   (15,769)      (20,054)        15,364
                                                         ------        ---    ------       -------        -------
                                                         $1,254          2    20,476        39,850       $ 52,577
                                                         ======        ===    ======       =======       ========

MALAMA PACIFIC CORP. AND SUBSIDIARIES                                Exhibit A-5
Consolidating Schedule - Income (Loss) Information                   Page 3 of 4
Year ended December 31, 1996
(Unaudited)
(in thousands)

                                                                               Malama
                                                                    Malama    Property       Malama
                                                         Malama     Water-    Invest-       Develop-         Malama
                                                         Pacific     front      ment          ment           Realty
                                                          Corp.      Corp.     Corp.         Corp.           Corp.
                                                         -------    -------   --------      --------         ------
REVENUES
Other                                                    $ 4,926         --         --        7,535         $     7
Equity in net loss of subsidiaries                        (4,025)        --         --           --              --
                                                         -------       ----       ----       ------         -------
                                                             901         --         --        7,535               7
                                                         -------       ----       ----       ------         -------

EXPENSES                                                   1,949         --         --        5,671               3
                                                         -------       ----       ----       ------         -------

Operating income (loss)                                   (1,048)        --         --        1,864               4
Interest expense                                          (2,050)        --         --       (1,884)             --
                                                         -------       ----       ----       ------         -------
Income (loss) before
 income tax expense                                       (3,098)        --         --          (20)              4

Income taxes                                                   5         --         --           --               1
                                                         -------       ----       ----       ------         -------

NET INCOME (LOSS)                                        $(3,103)        --         --          (20)        $     3
                                                         =======       ====       ====       ======         =======


Continued below.


MALAMA PACIFIC CORP. AND SUBSIDIARIES
Consolidating Schedule - Income (Loss) Information
Year ended December 31, 1996
(Unaudited)
(in thousands)

(Continued)

                                                                                          Reclassifi-
                                                                                            cations
                                                         Malama       TMG      Malama         and
                                                          Elua      Service    Mohala     Eliminations
                                                          Corp.      Corp.     Corp.       Dr. (Cr.)      Consolidated
                                                         -------------------------------------------------------------
REVENUES
Other                                                    $    --         --        787           4,818         $ 8,437
Equity in net loss of subsidiaries                            --         --         --          (4,025)             --
                                                         -------       ----      -----          ------         -------
                                                              --         --        787             793           8,437
                                                         -------       ----      -----          ------         -------

EXPENSES                                                      --         --      2,585              --          10,208
                                                         -------       ----      -----          ------         -------


OPERATING INCOME (LOSS)                                       --         --     (1,798)            793          (1,771)
Interest expense                                              (8)        --     (2,202)         (4,818)         (1,326)
                                                         -------       ----      -----          ------         -------

Income (loss) before
 income tax expense                                           (8)        --     (4,000)         (4,025)         (3,097)

Income taxes                                                  --         --         --              --               6
                                                         -------       ----      -----          ------         -------

NET INCOME (LOSS)                                        $    (8)        --     (4,000)         (4,025)        $(3,103)
                                                         =======       ====      =====          ======         =======

MALAMA PACIFIC CORP. AND SUBSIDIARIES                                Exhibit A-5
Consolidating Schedule - Retained Earnings (Deficit) Information     Page 4 of 4
Year ended December 31, 1996
(Unaudited)
(in thousands)

                                                                                Malama
                                                                     Malama    Property    Malama
                                                          Malama     Water-    Invest-    Develop-    Malama
                                                         Pacific      front      ment       ment      Realty
                                                          Corp.       Corp.      Corp.      Corp.      Corp.
                                                         --------    -------   --------    -------    ------
Retained earnings (deficit),
     beginning of year                                   $(11,508)   (2,119)         --     (7,222)   $   --

Net income (loss)                                          (3,103)       --          --        (20)        3
                                                         --------    ------       -----     ------    ------

Retained earnings (deficit), end of year                 $(14,611)   (2,119)         --     (7,242)   $    3
                                                         ========    ======       =====     ======    ======


Continued below.



MALAMA PACIFIC CORP. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1996
(Unaudited)
(in thousands)

(Continued)


                                                                          Reclassifi-
                                                                            cations
                                           Malama      TMG     Malama         and
                                            Elua     Service   Mohala     Eliminations
                                           Corp.      Corp.     Corp.      Dr. (Cr.)      Consolidated
                                        --------------------------------------------------------------
Retained earnings (deficit),
     beginning of year                       $(41)        --   (11,770)        (21,152)       $(11,508)

Net income (loss)                              (8)        --    (4,000)         (4,025)         (3,103)
                                             ----       ----   -------         -------        --------

Retained earnings (deficit), end of year     $(49)        --   (15,770)        (25,177)       $(14,611)
                                             ====       ====   =======         =======        ========


HEI POWER CORP. AND SUBSIDIARIES                                     Exhibit A-6
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1996
(Unaudited)
(in thousands)

                                                                                              Reclassifi-
                                                                     HEI          HEI           cations
                                                           HEI      Power        Power            and
                                                          Power     Corp.        Corp.        Eliminations
ASSETS                                                    Corp.     Guam     International     Dr. (Cr.)      Consolidated
----------------------------------------                 -------    -----    -------------    ------------    ------------
Cash and equivalents                                     $    65       82           200              --         $   347
Notes receivable from
   affiliated companies                                      100       --            --            (100)             --
Accounts receivable and
   unbilled revenues, net                                     65      615            --             (65)            615
Property, plant and equipment, net                           188       59            25              --             272
Other                                                         18       --             8              --              26
Investment in wholly owned
   subsidiaries, at equity                                   463       --            --            (463)             --
                                                         -------    -----        ------         -------         -------
                                                         $   899      756           233            (628)        $ 1,260
                                                         =======    =====        ======         =======         =======
LIABILITIES AND
STOCKHOLDER'S EQUITY
---------------------------------------
LIABILITIES
Accounts payable                                         $    51       65            --              65         $    51
Short-term borrowings                                      4,547      100            --             100           4,547
Deferred income taxes                                         --      (29)           --              --             (29)
Other                                                        237      390            --              --             627
                                                         -------    -----        ------         -------         -------
                                                           4,835      526            --             165           5,196
                                                         -------    -----        ------         -------         -------

STOCKHOLDER'S EQUITY
Common stock                                                 500      168           454             622             500
Retained earnings (deficit)                               (4,436)      62          (221)           (159)         (4,436)
                                                         -------    -----        ------         -------         -------

                                                          (3,936)     230           233             463          (3,936)
                                                         -------    -----        ------         -------         -------
                                                         $   899      756           233             628         $ 1,260
                                                         =======    =====        ======         =======         =======

HEI POWER CORP. AND SUBSIDIARIES                                     Exhibit A-6
Consolidating Schedule - Income (Loss) Information                   Page 2 of 2
Year ended December 31, 1996
(Unaudited)
(in thousands)



                                                                             Reclassifi-
                                                    HEI         HEI            cations
                                          HEI      Power       Power             and
                                         Power     Corp.       Corp.        Eliminations
                                         Corp.     Guam    International      Dr. (Cr.)     Consolidated
                                        -------    -----   -------------    ------------    ------------
REVENUES
Other                                   $    35      314              --              --         $   349
Equity in net loss of subsidiaries         (159)      --              --            (159)             --
                                        -------     ----            ----          ------         -------
                                           (124)     314              --            (159)            349
                                        -------     ----            ----          ------         -------

EXPENSES                                  2,462      217             221              --           2,900
                                        -------     ----            ----          ------         -------

Operating income (loss)                  (2,586)      97            (221)           (159)         (2,551)
Interest expense                           (157)      --              --              --            (157)
                                        -------     ----            ----          ------         -------

INCOME (LOSS) BEFORE
 INCOME TAX EXPENSE                      (2,743)      97            (221)           (159)         (2,708)

Income taxes                                 --       35              --              --              35
                                        -------     ----            ----          ------         -------

NET INCOME (LOSS)                       $(2,743)      62            (221)           (159)        $(2,743)
                                        =======     ====            ====          ======         =======

HEI POWER CORP. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1996
(Unaudited)
(in thousands)


                                                                       Reclassifi-
                                              HEI         HEI            cations
                                    HEI      Power       Power             and
                                   Power     Corp.       Corp.        Eliminations
                                   Corp.     Guam    International      Dr. (Cr.)     Consolidated
                                  -------    -----   -------------    ------------    ------------
Retained earnings (deficit),
     beginning of year            $(1,693)      --              --              --         $(1,693)

Net income (loss)                  (2,743)      62            (221)           (159)         (2,743)
                                  -------     ----         -------          ------        --------

Retained earnings (deficit),
     end of year                  $(4,436)      62            (221)           (159)        $(4,436)
                                  =======     ====         =======          ======        ========


HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-7
Consolidating Schedule - Balance Sheet Information (Page 1 of 2)     Page 1 of 4
December 31, 1996
(Unaudited)
(in thousands)


                                                                                                           HEIPC
                                                              HEI                                           Lake
                                                             Power        HEIPC Philippine     HEIPC       Mainit
                                                             Corp.          Development,     Philippine    Power,
ASSETS                                                   International          LLC           Ventures      LLC
----------------------------------------                 -------------    ----------------   ----------    ------
Cash and equivalents                                            $  --                  --           --     $ 200
Notes receivable from affiliated companies                         --                  --           --        --
Accounts receivable and
   unbilled revenues, net                                          --                  --           --        --
Property, plant and equipment, net                                 --                  --           --        25
Other                                                               2                   1           --         1
Investment in wholly owned
   subsidiaries, at equity                                        231                  --            2        --
                                                                -----               -----        -----     -----
                                                                $ 233                   1            2     $ 226
                                                                =====               =====        =====     =====
LIABILITIES AND
STOCKHOLDER'S EQUITY
----------------------------------------
LIABILITIES
Accounts payable                                                $  --                  --           --     $  --
Short-term borrowings                                              --                  --           --        --
Deferred income taxes                                              --                  --           --        --
Unamortized tax credits                                            --                  --           --        --
Other                                                              --                  --           --        --
                                                                -----               -----        -----     -----
                                                                   --                  --           --        --
                                                                -----               -----        -----     -----

STOCKHOLDER'S EQUITY
Common stock                                                      454                   1            4       447
Retained earnings (deficit)                                      (221)                 --           (2)     (221)
                                                                -----               -----        -----     -----

                                                                  233                   1            2       226
                                                                -----               -----        -----     -----
                                                                $ 233                   1            2     $ 226
                                                                =====               =====        =====     =====

Continued on next page.

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-7
Consolidating Schedule - Balance Sheet Information (Page 2 of 2)     Page 2 of 4
December 31, 1996
(Unaudited)
(in thousands)

(Continued)



                                                                       HEIPC                        Reclassifi-
                                                                     Phnom Penh   HEIPC Phnom Penh    cations
                                                          HEIPC        Power          Power             and
                                                         Cambodia    (General),     (Limited),      Eliminations
ASSETS                                                   Ventures       LLC            LLC           Dr. (Cr.)      Consolidated
----------------------------------------                 --------   ----------   ----------------   ------------    ------------
Cash and equivalents                                     $     --           --                 --             --        $    200
Notes receivable from
   affiliated companies                                        --           --                 --             --              --
Accounts receivable and
   unbilled revenues, net                                      --           --                 --             --              --
Property, plant and equipment, net                             --           --                 --             --              25
Other                                                          --            2                  2             --               8
Investment in wholly owned
   subsidiaries, at equity                                     --           --                 --           (233)             --
                                                         --------       ------            -------        -------        --------
                                                         $     --            2                  2           (233)       $    233
                                                         ========       ======            =======        =======        ========
LIABILITIES AND
STOCKHOLDER'S EQUITY

LIABILITIES
Accounts payable                                         $     --           --                 --             --        $     --
Short-term borrowings                                          --           --                 --             --              --
Deferred income taxes                                          --           --                 --             --              --
Other                                                          --           --                 --             --              --
                                                         --------       ------            -------        -------        --------
                                                               --           --                 --             --              --
                                                         --------       ------            -------        -------        --------

STOCKHOLDER'S EQUITY
Common stock                                                   --            2                  2            456             454
Retained earnings (deficit)                                    --           --                 --           (223)           (221)
                                                         --------       ------            -------        -------        --------

                                                               --            2                  2            233             233
                                                         --------       ------            -------        -------        --------
                                                         $     --            2                  2            233        $    233
                                                         ========       ======            =======        =======        ========


HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-7
Consolidating Schedule - Income (Loss) Information                   Page 3 of 4
Year ended December 31, 1996
(Unaudited)
(in thousands)



                                                                                                         HEIPC
                                              HEI                    HEIPC                               Lake
                                             Power                Philippine             HEIPC          Mainit
                                             Corp.                Development,        Philippine        Power,
                                           International              LLC              Ventures           LLC
                                           -------------         -------------        ----------        ------
REVENUES
Other                                       $      --                     --                 --         $    --

Equity in net loss of subsidiaries               (221)                    --                 (2)             --
                                            ---------              ---------          ---------         -------
                                                 (221)                    --                 (2)             --
                                            ---------              ---------          ---------         -------

EXPENSES                                           --                     --                 --             221
                                            ---------              ---------          ---------         -------


Operating loss                                   (221)                    --                 (2)           (221)
Interest expense                                   --                     --                 --              --
                                            ---------              ---------          ---------         -------

LOSS BEFORE
 INCOME TAX EXPENSE                              (221)                    --                 (2)           (221)
Income taxes                                       --                     --                 --              --
                                            ---------              ---------          ---------         -------

NET LOSS                                    $    (221)                    --                 (2)        $  (221)
                                            =========              =========          =========         ========


Continue below.


HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Income (Loss) Information
Year ended December 31, 1996
(Unaudited)
(in thousands)

(Continued)


                                                          HEIPC                              Reclassifi-
                                                        Phnom Penh       HEIPC Phnom Penh      cations
                                             HEIPC        Power               Power             and
                                            Cambodia    (General),          (Limited),      Eliminations
                                            Ventures       LLC                 LLC            Dr. (Cr.)      Consolidated
                                           ----------   ----------       ----------------   ------------    ------------
REVENUES
Other                                      $       --           --                     --             --    $         --
Equity in net loss of subsidiaries                 --           --                     --           (223)             --
                                           ----------    ---------                -------       --------    ------------
                                                   --           --                     --           (223)             --
                                           ----------    ---------                -------       --------    ------------

EXPENSES                                           --           --                     --             --             221
                                           ----------    ---------                -------       --------    ------------


Operating loss                                     --           --                     --           (223)           (221)
Interest expense                                   --           --                     --             --              --
                                           ----------    ---------                -------       --------    ------------

LOSS BEFORE
 INCOME TAX EXPENSE                                --           --                     --           (223)           (221)
Income taxes                                       --           --                     --             --              --
                                           ----------    ---------                -------       --------    ------------

NET LOSS                                   $       --           --                     --           (223)   $       (221)
                                           ==========    =========                =======       ========    ============

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-7
Consolidating Schedule - Retained Earnings (Deficit) Information     Page 4 of 4
Year ended December 31, 1996
(Unaudited)
(in thousands)



                                                                                                       HEIPC
                                                HEI              HEIPC                                 Lake
                                               Power           Philippine           HEIPC             Mainit
                                               Corp.          Development,        Philippine          Power,
                                           International          LLC              Ventures             LLC
                                           -------------    ----------------      ----------          -------
Retained earnings (deficit),
     beginning of year                        $       --              --                 --           $    --

Net income (loss)                                   (221)             --                 (2)             (221)
                                              ----------         -------             ------           -------

Retained earnings (deficit),
     end of year                              $     (221)             --                 (2)          $  (221)
                                              ==========         =======             ======           =======


Continued below.


HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1996
(Unaudited)
(in thousands)

(Continued)


                                                                 HEIPC              HEIPC          Reclassifi-
                                                               Phnom Penh         Phnom Penh         cations
                                               HEIPC             Power              Power              and
                                             Cambodia          (General),         (Limited),       Eliminations
                                             Ventures             LLC                LLC            Dr. (Cr.)      Consolidated
                                           ----------         -----------         -----------      ------------    ------------

Retained earnings (deficit),
     beginning of year                     $      --                  --                   --               --      $       --

Net income (loss)                                 --                  --                   --             (223)           (221)
                                           ---------             -------             --------          -------      ----------

Retained earnings (deficit),
     end of year                           $      --                  --                   --             (223)     $     (221)
                                           =========             =======             ========          =======      ==========


                                                                       Exhibit B
                                                                     Page 1 of 1



              HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)




Item No.                    Year ended December 31, 1996
--------      ------------------------------------------

1             Total Assets (at December 31)   $5,935,840

2             Total Operating Revenues         1,410,572

3             Net Income                          78,658



               HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)




Item No.                          Year ended December 31, 1996
--------      ------------------------------------------------


1             Total Assets (at December 31)   $2,165,546

2             Total Operating Revenues         1,080,868

3             Net Income                          81,348
